Exhibit 77D -DWS Variable Series II


International Select Equity VIP At a meeting held January 24, 2008, the Board of Trustees of
International Select Equity VIP, a series of
DWS Variable Series II, approved the following change regarding the Portfolio, which became effective on or about February 15, 2008:

The portfolio may invest a portion of its assets in companies located in countries with emerging markets. These countries are generally located in Latin America, the Middle East, Eastern
Europe, Asia and Africa. Typically, the portfolio will not hold more than 35% of its net assets in emerging markets.

DWS Balanced VIP: The Board approved the addition of an equity component to the portfolio's current global tactical asset allocation strategy
(iGAP), which includes adding the iGAP Strategy and Risk to the prospectus. Adding this strategy to how the portfolio engages in and determines when an opportunity exists in the short-term and medium-term mispricings within global bond, equity and currency markets.

DWS Strategic Income VIP
The Fund has also adopted the following
non-fundamental policies, which may be changed or eliminated for each Portfolio by the Fund's
Board of Trustees without a shareholder vote:

As a matter of non-fundamental policy, each Portfolio, except DWS Money Market VIP, does not intend to:

For all Portfolios, except DWS Strategic
Income VIP:
(7) acquire securities of registered, open-end investment companies or registered unit investment trusts in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.

Money Market VIP: The Board and shareholders have approved a change to the fundamental investment policy regarding concentration for
Money Market VIP. The revised policy language reads: The Fund may not concentrate its investments in any particular industry (excluding U.S.
Government Obligations), as that term is used in the 1940 Act, as amended, and as interpreted or modified by the regulatory authority having jurisdiction, from time to time; except that the Fund will invest more than 25% of its total assets in the obligations of banks and other financial institutions.

Allocation VIPs: The Board approved the ability for Conservative Allocation VIP, Growth
Allocation VIP and Moderate Allocation VIP
(the "Allocation VIPs") to invest in ETFs as well as non-VIP or retail DWS Funds. The Board approved the action in the November, 2007 meeting.


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